Press Release

Indosat Announce New Basic Tariff:

Basic Tariff Decrease Up to 73%

Jakarta, April 9, 2008 – PT Indosat Tbk. announced today its new basic tariff for all services, in which almost all Indosat services have significant decrease up to 73%, for its cellular services (Mentari, Matrix, IM3) and fixed  wireless (StarOne and Indosat Phone). This new basic tariff will be effective starting Thursday, April 10, 2008 for IM3 and Mentari and starting April 14, 2008 for Matrix, StarOne and Indosat Phone.

“The new tariff decrease in almost all of Indosat services is our commitment in supporting the government regulation on tariff, and our commitment to continuously providing additional benefit beyond the market and customer expectation through cheaper and affordable telecommunication tariff,” said Guntur S. Siboro, Marketing Director Indosat.

Tariff decrease includes all calls and SMS between Indosat users (on net) and to other operators (off net) as well. Significant reduction applied for off net calls from cellular which reach between 3% - 63% from the previous basic tariff.

Basic tariff for Mentari prepaid in general decrease between 6.7% - 45.3%. For long distance calls to other cellular operators decrease from Rp1,600/30 seconds becomes Rp875/30 seconds. Local calls from Mentari to fixed phone decrease from Rp450/30 seconds to Rp400/30 seconds and long distance to fixed phones decrease from Rp1,600/30 seconds to Rp875/30 seconds. For SMS tariff from Mentari to all Indosat customers decrease from Rp350 to Rp99, while to other cellular operator decrease from Rp350 to Rp149.

For IM3 prepaid, basic tariff decrease between 3.1% - 71.4%. In addition to decrease in basic tariff, charging for IM3 prepaid will also be changed from 30 seconds charging to per second charging. Significant decrease applied for long distance call to other cellular operators from Rp2,000/30 seconds (Rp66.7/second) to Rp25/second. For long distance calls to fixed phones decrease from Rp1,750/30 seconds (Rp58.3/second) to Rp25/second. For SMS tariff from IM3 to other Indosat customers decrease from Rp150 to Rp100, while to other operators from Rp350 to Rp100.

“For Matrix postpaid, Indosat also significantly lowered tariff for almost all of the calls. Therefore, post paid customer can enjoy competitive tariff, relatively cheap, including SMS tariff”, explained Guntur S. Siboro.

Basic tariff for Matrix postpaid customer, decrease between 1.7% - 72.8%. Local calls to other operators decrease from Rp258 – Rp313 per 20 seconds become Rp185/15 second, while long distance calls to other cellular operators decrease from Rp244 –  Rp771 per 15 seconds become only Rp300/15 seconds. For long distance calls to fixed phones decrease from Rp669/15 seconds to Rp300/15 seconds. For SMS tariff to other Indosat customers decrease from Rp300 to Rp100 and to other operator from Rp300 to Rp150.

For StarOne, the new tariff is no longer divided into peak and off peak, in average decrease between 3.8% – 71.4%.  For StarOne prepaid, SMS tariff to other Indosat users decrease from Rp350 to Rp100, and to other operators decrease from Rp350 to Rp150. SMS tariff for Starone postpaid decrease from Rp225 to Rp100 and to other operators decrease from Rp225 to Rp150.

All types of local calls for Indosat Phone services decrease between 5.5% - 43.6%.

All the tariff decrease will be permanently applied as it is different compare to the promotion tariff which is valid only for certain period. Current promotion tariff will still be valid until end of program period and will not automatically be changed after the announcement of this new basic tariff.

“We hope, this new tariff will provide positive impact to the telecommunication industry in general, and will trigger us to always offer the best quality of services and various innovative programs and value added to the benefits of public and customers”, said Guntur S. Siboro.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.